UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                      TSI INTERNATIONAL SOFTWARE LTD.
---------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 872879101
               ----------------------------------------------
                               (CUSIP Number)

                             FEBRUARY 14, 2000
               ----------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_| Rule 13d-1(b)
     |X| Rule 13d-1(c)
     |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 4 Pages


                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                                SCHEDULE 13G

CUSIP No. 872879101                                       Page 2 of 4 Pages


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON (ENTITIES ONLY)

    Chilton Investment Company, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           2,223,000

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         2,223,000

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,223,000

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.7%

12  TYPE OF REPORTING PERSON*

    CO

     Pursuant to Rule 13d-2(b) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the Schedule 13G initially filed on April 3, 1998 by Richard L. Chilton, Jr. with respect to the common stock (the "Common Stock"), par value $.01 per share, of TSI International Software Ltd., a Delaware corporation, as amended by Amendment No. 1 to the Schedule 13G filed on February 16, 1999 (as amended, the "Schedule 13G"), hereby is further amended by this Amendment No. 2 to the Schedule 13G to report a change in the information reported in the previous filing on Schedule 13G. The Schedule 13G is hereby amended as follows:

     Clauses (a)-(c) of Item 2 are hereby amended and restated in their entirety to read:

(a)-(c) Name of Person Filing; address of principal business office; and citizenship.

            Chilton Investment Company, Inc.
            65 Locust Avenue, 2nd Floor
            New Canaan, Connecticut  06840

            Citizenship:  Delaware

     Item 4 is hereby amended and restated in its entirety to read:


Item 4.     OWNERSHIP:


(a)         AMOUNT BENEFICIALLY OWNED:  2,223,000 shares of Common Stock.

(b)         PERCENT OF CLASS:  8.7%

(c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   sole power to vote or to direct the vote:

                  2,223,000

            (ii)  shared power to vote or to direct the vote:

                  0

            (iii) sole power to dispose or to direct the disposition of:

                  2,223,000

            (iv)  shared power to dispose or to direct the disposition of:

                  0

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  February 15, 2000                CHILTON INVESTMENT COMPANY, INC.

                                          By:  /s/ Richard L. Chilton, Jr.
                                               ------------------------------
                                               Name:  Richard L. Chilton, Jr.
                                               Title: Chairman and Chief
                                                      Executive Officer







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